UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

PHOTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

719405 10 2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 719405 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Constantine S. Macricostas

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 413,196 (1) 6. Shared Voting Power 2,330,618 (2) 7. Sole Dispositive Power 413,196 (1) 8. Shared Dispositive Power 2,330,618 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,777,814 (1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.7%

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 156,500 shares of common stock for which I have options exercisable within 60 days.

(2)	Includes 2,280,000 shares owned by Macricostas Partners, L.P. of which I am a limited partner and 50,618 owned by Macricostas Management, Inc., which is the general partner of Macricostas Partners, L.P., of which I am a significant shareholder, the sole director and President.

(3)	Includes 34,000 shares owned by my wife, as to which I disclaim ownership.

Item1(a).	Name of Issuer:
Photronics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1061 East Indiantown Road Jupiter, Florida 33477

Item 2(a).	Name of Person Filing:
Constantine S. Macricostas

Item 2(b).	Address of Principal Business Office or, if none, Residence: 1061 East Indiantown Road Jupiter, Florida 33477

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number: 719405 10 2

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership:

(a).

Amount Beneficially Owned:

As of December 31, 2002, I directly own 256,696 shares of common stock and have options, exercisable within sixty (60) days to acquire 156,500 shares of common stock. I indirectly own shares as a limited partner of Macricostas Partners, L.P., which owns 2,280,000 shares of common stock and through Macricostas Management, Inc., which owns 50,618 shares of common stock and of which I am a significant shareholder, the sole director and President. I disclaim beneficial ownership of those shares not represented by my ownership interests in such entities. I may also be deemed the beneficial owner of 34,000 shares held by my wife, as to which shares I disclaim beneficial ownership.

	(b).	Percent of class: 8.7%

	(c).	Number of Shares As to Which Such Person Has:

	(i).	Sole power to vote or to direct the vote: 413,196

	(ii).	Shared power to vote or to direct the vote: 2,330,618

	(iii).	Sole power to dispose or to direct the disposition of: 413,196

	(iv).	Shared power to dispose or to direct the disposition of: 2,330,618

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2003

BY:	/S/ CONSTANTINE S. MACRICOSTAS
Constantine S. Macricostas